EXHIBIT 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization

CBD Industries, LLC	North Carolina

Paw CBD, Inc.	North Carolina

cbdMD Therapeutics, LLC	North Carolina